UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[    ]

Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Precidian ETFs Trust

Precidian ETF Trust II

Precidian Funds LLC

301 S State Street, Suite N002

Newtown, PA 18940

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications regarding this Application to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 20 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on November 24, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Precidian ETFs Trust Precidian ETF Trust II Precidian Funds LLC Foreside Fund Services, LLC File No. 812-[ ]	Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application, Precidian ETFs Trust, Precidian ETF Trust II (each a “Trust” and together, the “Trusts”), Precidian Funds LLC (the “Initial Adviser”), and Foreside Fund Services, LLC (the “Initial Distributor,” and collectively with the Trusts and the Initial Adviser, the “Applicants”) apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order issued to Applicants under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition (“Application”).1

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 6, 2019) (order). The amended and restated application requesting the Prior Order was filed by the Applicants with the Commission on April 4, 2019 (the “Prior Application”). All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application. Applicants note that with the adoption of Rule 6c-11 and Rule 12d1-4, exemptive relief is no longer necessary or available from Sections 2(a)(32), 5(a)(1) or 12(d)(1) of the Act. However, because we are seeking an amendment to the Prior Order, and the requested amendment does not directly impact those sections of the Act, we have not sought to remove those sections from the Application or the requested Order.

The Prior Order permits the Trusts to create and operate Funds that are actively managed ETFs.2 However, unlike traditional actively-managed ETFs, Applicants will operate Funds that are designed to provide an arbitrage mechanism that ensures Shares will trade at market prices that are at or close to the net asset value (“NAV”) per Share of the Fund without disclosing the Fund’s portfolio each day. The arbitrage mechanism contemplates each Fund providing a verified intraday indicative value (“VIIV”), calculated and disseminated every second throughout the trading day, that permits investors to know the underlying value of a Share throughout the day. The VIIV is equally available to, and easily usable by, all market participants. The VIIV, when compared to a market price, permits retail investors to easily make an informed decision when considering whether and/or when to purchase or sell Shares. The VIIV, when combined with the ability to create and redeem shares, provides arbitrageurs with the information and ability to take advantage of any slight premium or discount in the market price of Shares, which should, as with existing ETFs, ensure that the Shares will trade at a market price at or close to the NAV per Share of the Fund.

Pursuant to the Prior Order and consistent with traditional actively-managed ETFs at the time the Prior Order was issued, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation

[2]	The Prior Order permits (i) a Fund’s shares (“Shares”) to be listed and traded at negotiated prices on a national securities exchange, as defined in Section 2(a)(26) of the Act (“Exchange”), at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (each such specified aggregation of Shares a “Creation Unit”); and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units.

Basket”) are a pro rata slice of the Fund’s portfolio, except in certain circumstances where cash may be substituted in lieu of securities.3

Applicants now seek an Order to amend the Prior Order to permit the Applicants to use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s portfolio. As discussed below, Applicants believe that the ability to have additional basket flexibility would benefit investors through more efficient portfolio management. In addition, Applicants are seeking to amend the Prior Order to clarify and expand the instruments in which a Fund may invest. Finally, Applicants seek to amend the definition of Authorized Participant in the Prior Order to remove the requirement that Authorized Participants must be either (a) a participant in the Continuous Net Settlement System of the National Securities Clearing Corporation (a “Participating Member”) or (b) a Depository Trust Company participant (a “DTC Participant”).

Except as noted herein, the Order would be subject to the same terms and conditions contained in the Prior Application and the Prior Order, which terms and conditions are hereby incorporated by reference into this Application.4

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the Act.

3              Cash may be substituted in lieu of securities under the exact same circumstances as actively managed ETFs operating pursuant to SEC exemptive orders issued prior to the adoption of Rule 6c-11. See, e.g., Alaia Capital, LLC, et al., Investment Company Act Rel. Nos. 33580 (July 30, 2019) (notice) and 33621 (September 10, 2019) (order).

4               Applicants further request that, following approval, the terms and conditions of the Order will be deemed incorporated by reference to any application that incorporated by reference all the terms and conditions of the Prior Application and any amendments thereto.

II.	APPLICANTS’ PROPOSAL

A.	BASKET FLEXIBILITY IN CREATION AND REDEMPTION PROCESS

1.	Portfolio Management

The Funds may determine that it is desirable to use Creation Baskets that differ from a pro rata slice of the portfolio holdings beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that do not reflect a pro rata slice of the Fund’s portfolio holdings (a “Non-Pro Rata Basket”).

The Applicants will use the requested additional basket flexibility only in a transparent manner, in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and solely in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.5 Specifically, on days when a Fund wishes to request a Non-Pro Rata Basket, the Fund would make widely available to market participants (including all Authorized Participants), all at the same time, (1) that the Fund is requesting a Non-Pro Rata Basket and, (2) either: (a) the VIIV, which is calculated on a per share basis, of the Non-Pro Rata Basket;6 or (b) the composition of the Non-Pro Rata Basket. The Applicants anticipate that the Funds would publicly disclose such information through publication on the NSCC System.

5              As required in the Prior Order, each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets that are in the best interests of the Fund, including the process for any revisions to or deviations from those parameters. The Fund’s basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the Act. Further, as with ETFs relying on Rule 6c-11, the policies and procedures will specify the titles or roles of employees of the Adviser who are required to review each Non-Pro Rata Basket for compliance with those parameters.

6              The VIIV of the Non-Pro Rata Basket would be calculated using the exact same methodology as the VIIV based on a Fund’s portfolio holdings.

Unlike ETFs relying on Rule 6c-11 under the Act that disclose their portfolios daily, there would be no negotiation with market participants (including Authorized Participants) regarding the basket composition. In a circumstance where a Fund requests a Non-Pro Rata Basket, and provides the VIIV of that basket rather than its composition, the Fund would, as stated in the Prior Application, “transmit the composition of the Fund’s Creation Basket to each AP Representative.”

Applicants would expect that a Fund, on any given day could have up to three different Creation Baskets: (1) a Creation Basket that is a pro rata slice of the actual portfolio, (2) a Non-Pro Rata Basket that it would accept in creation transactions, and (3) a Non-Pro Rata Basket that it would distribute in redemption transactions. Authorized Participants would only be required to use a Non-Pro Rata Basket if, consistent with the Prior Order, the only difference from a Pro Rata Basket is cash in lieu of one or more securities.7 However, should the identities or weightings of the securities in the Non-Pro Rata Basket differ from the Pro Rata Basket, an Authorized Participant would be able to choose whether to transact using a Non-Pro Rata Basket or a Pro Rata Basket. By allowing Authorized Participants to choose which Creation Basket they want to transact in, Applicants believe in highly unlikely, if not impossible, that the additional flexibility of being able to transact in Non-Pro Rata Baskets would have any negative impact on the ability to maintain an efficient market in the ETFs.

A Fund may seek to use a Non-Pro Rata Basket that contains instruments that are not included in a Fund’s actual Portfolio if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s actual Portfolio without incurring transaction costs associated with the purchase of

7               In such a case, Applicants anticipate that the Fund would disseminate the VIIV of the Non-Pro Rata Basket rather than the basket composition.

the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s actual Portfolio, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in-kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the actual Portfolio, the instrument may be over-weighted in a Creation Basket with the expectation that the Fund will deliver it in-kind during a redemption transaction.8

As the Commission acknowledged in the recent adoption of Rule 6c-11 under the Act, the act of constructing Creation Baskets for creation and redemption of Shares “is important to ETF portfolio management, as each in-kind creation or redemption increases or decreases positions in the ETF’s portfolio, and allows portfolio managers to add or remove certain portfolio holdings.”9 Enabling the Adviser or Sub-Adviser to use Creation Baskets that differ from the Fund’s actual Portfolio when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs.10

2.	Protection from Reverse Engineering

Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s actual Portfolio, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. Because the ActiveShares® ETF structure uses the VIIV to fill any material

[8]	The Advisor may also seek to use a Non-Pro Rata Basket to adjust the weightings of the ETF’s portfolio securities, in which case it might underweight certain portfolio securities and overweight other portfolio securities in the Creation Basket.

[9]	Exchange Traded Funds, Investment Company Act Rel. No. 33646 (September 25, 2019) at p. 81.

[10]	See Id. at p. 86 (“We continue to believe that an ETF and its shareholders may benefit from custom baskets. . . .”).

information void that may be created by not disclosing a Fund’s actual portfolio, market participants are unaware of both what is in the pro rata Creation Basket and in a Fund’s actual portfolio. The VIIV as contemplated in the Prior Order would remain unchanged, as it is a reflection on the intraday value of the Fund’s portfolio, not the Creation Basket. Thus, any investment or redemption decision would be based on VIIV, irrespective of what is in the Creation Basket.

Nonetheless, the makeup of the Creation Basket could have an impact on how an Authorized Participant would hedge its intraday position on a day when it is creating or redeeming. That is because the intraday value of a Non-Pro Rata Basket could vary significantly from the intraday value of the Fund. Such intraday differences never have an impact, positive or negative, on a Fund, since all creations and redemptions are done at the NAV per share of the Fund next calculated. However, as with all existing ETFs, if there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”).

Consequently, for an Authorized Participant to correctly hedge their position on the day that they are, through an AP Representative, entering into a creation or redemption transaction, they must have information about the intraday value of the Creation Basket. Applicants would propose to provide either (1) a VIIV of the Non-Pro Rata Basket (“Basket VIIV”) or, (2) if the Fund determines that such disclosure would not harm the Fund, full disclosure the actual constituents and weightings of the instruments in the Non-Pro Rata Basket.

The calculation of a Basket VIIV would be identical as the calculation of a VIIV for a Fund’s portfolio. Specifically, the procedures governing the calculation and dissemination of the

VIIV for each Fund’s portfolio, as required under the Prior Order, will apply equally to any Basket VIIV. This Basket VIIV will be publically available, as is the VIIV. The Basket VIIV would only be calculated if a Fund were using a Non-Pro Rata Basket, which would be announced prior to accepting any orders involving a Non-Pro Rata Basket. Although the Basket VIIV would be publically available, it would only be relevant to Authorized Participants that are creating or redeeming shares that day. Applicants do not believe the additional information provided by a Basket VIIV will provide any information that would subject a Fund to additional material risks. One of the principal purposes of the ActiveShares® ETF structure is to facilitate the operation of ETFs in a manner that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, the Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

However, because a Non-Pro Rata Basket would by its nature not be representative of a Fund’s actual portfolio, there may be circumstances where Applicants determine that actual disclosure of the Non-Pro Rata Basket will facilitate the operation of a Fund without subjecting the Fund to additional material risks. In those cases, the ETF could disclose its Non-Pro Rata Basket through publication on the NSCC System. While this is a significant departure from providing a Basket VIIV as described above, Applicants note that the Commission has approved exemptive orders to ETF providers seeking to mask or shield the actual portfolio of an ETF, while fully disclosing creation baskets that include instruments that are not included in an ETF’s portfolio, or are included in different percentages that did not represent a pro rata slice of the

ETF’s portfolio.11 In those orders, the disclosed basket was intended to be a proxy for the actual portfolio of the ETF. Here Applicants would not seek to provide a proxy for a Fund’s portfolio and in fact would only disclose such a Non-Pro Rata Basket if the Fund and the Adviser believed that such disclosure would not add material risk of a Fund’s portfolio being reverse engineered. Further, because market participants would have no current information about any portion of the actual portfolio, market participants would have no way of knowing what instruments in the Non-Pro Rata Basket might not be included, or included in a different weight, in the actual portfolio.

3.	Protection from Self-Dealing or Overreaching

Because the Funds would determine whether to use a Non-Pro Rata Basket, and what positions to include in such a basket, without discussing or negotiating Creation Baskets composition with any Authorized Participants or other market participants, an Authorized Participant purchasing Shares could not cause the Fund to include unwanted instruments in a Creation Basket and, likewise, would not be able to cherry-pick instruments to include in the Creation Basket upon redemption. Further, because all instruments contributed to or sold from a Creation Basket are purchased or sold through a confidential account with an AP Representative, rather than coming from or going to a proprietary account of the Authorized Participant, Applicants do not believe that the use of Non-Pro Rata Baskets will result in abusive self-dealing or overreaching of a Fund by any investor.

[11]	See, e.g., Natixis Advisors, L.P., et al., Investment Company Act Release Nos. 33684 (November 14, 2019) (Notice) and 33711 (December 10, 2019)(order).

4.	Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Thus, each Fund and each person acting on behalf of a Fund will comply with and, as stated in the Prior Order, agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein will not apply).

The new basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure. Should the Applicants determine that the Funds are willing to accept a Non-Pro Rata Basket, rather than a Creation Basket as described in the Prior Order, the determination of the composition of any Non-Pro Rata Basket will occur without any negotiation with market participants (including Authorized Participants) or other sharing of information regarding the composition of such a Non-Pro Rata Basket, unless a Fund determines to publish the Non-Pro Rata Basket through the NSCC system. Similarly, if a Fund determines to provide a Basket VIIV, that Basket VIIV will also be published and made available to all market participants. Consequently, selective disclosure cannot occur when all market participants (including all Authorized Participants), all at the same time, will have the same information as to the composition of a Non-Pro Rata Basket and/or the Basket VIIV.

B.	FUND INVESTMENTS

For purposes of calculating the VIIV for a Fund, all portfolio securities are valued throughout the trading day at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities

Information Processor (“National Best Bid and Offer”). Consequently, Applicants intended to limit the eligible investments of each Fund to those instruments that have a continuously quoted National Best Bid and Offer during the Funds’ business day. In the Prior Order, Applicants stated that each Fund would invest only in “ETFs, Exchange-traded notes, Exchange listed common stocks, Exchange-traded preferred stocks, Exchange-traded ADRs, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures that trade contemporaneously with the ETF shares, as well as cash and cash equivalents.” Applicants now seek to expand that list of eligible Fund investments to include all instruments that have a continuously quoted National Best Bid and Offer, included exchange traded closed-end funds and business development companies, exchange traded master limited partnerships, and exchange traded debt or fixed income securities, if any. Finally, we would like to expand the list of eligible Fund investments to include common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares (“foreign common stocks”), provided that real-time trade and quote information is available.12 In each case, such instruments have a either a National Best Bid and Offer, or in the case of foreign common stocks, a local market equivalent to the National Best Bid and Offer, that will allow the Fund to appropriately value these instruments for purposes of calculating the Fund’s VIIV.

In addition, in the Prior Order, Applicants stated that “no Fund will borrow for investment purposes or hold short positions.” These limitations, however, are inconsistent with what the Commission has allowed in traditional actively managed ETFs. The rational for the

[12]	In such case, the real-time trade and quote information must be disseminated so that it can be used, similar to the National Best Bid and Offer, in the calculation of the VIIV.

ActiveShares® ETF structure is, in part, that the VIIV provides enough information to market participants to hedge their positions and, thus, allows for an efficient market. The ability to borrow for investment purposes or hold short positions has no impact on the Funds ability to calculate an accurate VIIV. Further, the ability to borrow for investment purposes and hold short position to the same extent as other investment companies would benefit the Funds. Expanding the strategies available to active managers, without compromising the validity or accuracy of the VIIV, provides more and arguably better investment options for investors. While Applicants believe that the current level of information provided when using the ActiveShares® ETF structure will not easily permit market participants to reverse engineer a Fund’s investment strategy, the ability to borrow for investment purposes and hold short positions will make it even harder. In fact, even if a Fund does not borrow for investment purposes or hold short positions, simply by granting the Funds the ability to use such additional strategies would make it more difficult for a market participant to attempt to reverse engineer a Fund’s investment strategy.

Consequently, Applicants believe that expanding the types of securities in which a Fund may invest and broadening the investment strategies a Fund may use, will benefit shareholders, make the ActiveShares® ETF structure a better investment structure, and help level the competitive playing field between traditional ETFs relying on Rule 6c-11 and the Funds.

C.        AUTHORIZED PARTICIPANTS

In the Prior Order, Applicants sought to define an Authorized Participant in a way that was most consistent with industry norms. To that end, an Authorized Participant was defined as either a Participating Party or a DTC Participant that has executed a Participant Agreement with the Distributor. Applicants believe that this definition was historically used because transactions between ETFs and Authorized Participants were primarily in-kind transactions, and an Authorized Participant needed to be able to transact in-kind through the NSCC or DTC.

In the ActiveShares® ETF structure, however, the Authorized Participant transacts through an AP Representative. Consequently, an AP does not necessarily need to be able to transact in-kind itself, so long as it can transact through an AP Representative that can transact in-kind. Further, we understand that there are broker-dealers that are not either a Participating Party or a DTC Participant that have expressed interest in becoming Authorized Participants for the Funds. Consequently, we would like to change the definition of Authorized Participant to a registered broker-dealer that has executed a Participant Agreement with the Distributor. This will have the effect of increasing the number of eligible Authorized Participants and thus enhance the ability to make efficient markets in Shares of the Funds.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Prior Order, except as specifically stated herein. For the reasons stated in the Prior Order, Applicants believe that:

•	With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•	With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

IV.	CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order.

V.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VI.	AUTHORIZATIONS AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Mark Criscitello, Chairman of the Precidian ETFs Trust, is authorized to sign on behalf of Precidian ETFs Trust pursuant to his authority as Chairman of the Trust. Daniel J. McCabe,

Sole Initial Trustee of the Precidian ETF Trust II, is authorized to sign on behalf of Precidian ETF Trust II pursuant to his authority as sole Trustee of the Trust.

Mark Criscitello , a Principal of Precidian Investments LLC, the sole member of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Principal of Precidian Investments LLC. Mark Fairbanks, Vice President of the Distributor is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Precidian ETFs Trust		Precidian ETF Trust II

By:	/s/ Mark Criscitello	By:	/s/ Daniel J. McCabe
Title: Chairman		Title: Sole Trustee

Precidian Funds LLC		Foreside Fund Services, LLC

By:	Precidian Investments LLC	By:	/s/ Mark Fairbanks
Title: Sole Member		Title: Vice President

By:	/s/ Mark Criscitello
Title: Principal

Verification Rule 0-2(d)

VERIFICATION

PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Chairman

Dated: November 24, 2020

VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the Sole Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Initial Trustee

Dated: November 24, 2020

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC

By:	Precidian Investments LLC Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal

Dated: November 24, 2020

VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President

Dated: November 24, 2020

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